SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No. )*
U-Store-It Trust

( Name of Issuer )
Common Stock

( Title of Class of Securities )
91274F 10 4

( CUSIP Number )
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 E. 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 8, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
(Continued on following pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	91274F 10 4	Page	2	of	17

1	NAME OF REPORTING PERSON: Robert J. Amsdell

	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,173,263.5

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,897,605

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,173,263.5

WITH	10	SHARED DISPOSITIVE POWER

		2,897,605

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,070,868.5*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	6.9%

14	TYPE OF REPORTING PERSON*

	IN
*Includes 1,326,936.5 Partnership units of U-Store-It L.P., the operating partnership of U-Store-It Trust, which are redeemable for shares of common stock of U-Store-It Trust on a one-for-one basis

CUSIP No.	91274F 10 4	Page	3	of	17

1	NAME OF REPORTING PERSON Barry L. Amsdell

	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		348,225.5

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,897,605

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		348,225.5

WITH	10	SHARED DISPOSITIVE POWER

		2,897,605

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,245,830.5*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	5.6%

14	TYPE OF REPORTING PERSON*

	IN
*Includes 722,426.5 Partnership units of U-Store-It L.P., the operating partnership of U-Store-It Trust, which are redeemable for shares of common stock of U-Store-It Trust on a one-for-one basis.

CUSIP No.	91274F 10 4	Page	4	of	17

1	NAMES OF REPORTING PERSON Amsdell and Amsdell

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		2,559,849*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,559,849*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,559,849*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

4.4%

14	TYPE OF REPORTING PERSON*

PN
*Includes 187,249 Partnership units of U-Store-It L.P., the operating partnership of U-Store-It Trust, which are redeemable for shares of common stock of U-Store-It Trust on a one-for-one basis.

CUSIP No.	91274F 10 4	Page	5	of	17

1	NAMES OF REPORTING PERSON Amsdell Holdings I, Inc.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		337,756*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		337,756*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

337,756*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.58%

14	TYPE OF REPORTING PERSON*

CO
* Consists only of partnership units of U-Store-It L.P., the operating partnership of U-Store-It Trust, which are redeemable for shares of common stock of U-Store-It Trust on a one-for-one basis.

CUSIP No.	91274F 10 4	Page	6	of	17

1	NAMES OF REPORTING PERSONS Amsdell Real Estate Trust dtd. October 3, 1989

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		604,510*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		604,510*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

604,510*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

1.0%

14	TYPE OF REPORTING PERSON*

OO
* Consists only of partnership units of U-Store-It L.P., the operating partnership of U-Store-It Trust, which are redeemable for shares of common stock of U-Store-It Trust on a one-for-one basis.

Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 7. Material to be Filed as Exhibits
SIGNATURE
EXHIBIT INDEX
EX-7.1
EX-7.2
EX-7.3
EX-7.4
EX-7.5
EX-7.6
EX-7.7
EX-7.8
EX-7.9

CUSIP No. 91274F 10 4	Page 7 of 17

Item 1. Security and Issuer.
     This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”), of U-Store-It Trust, a Maryland real estate investment trust (the “Company”), which has its principal executive offices at 6745 Engel Road, Suite 300, Cleveland, Ohio 44130.
Item 2. Identity and Background.
     (a) Pursuant to Rule 13d-1(k), this Schedule 13D is filed by Robert J. Amsdell, Barry L. Amsdell, Amsdell, and Amsdell (“Amsdell and Amsdell”), an Ohio general partnership, Amsdell Holdings I, Inc. (“Amsdell Holdings”), an Ohio corporation and the Amsdell Real Estate Trust dated October 3, 1989 (the “Trust”), an Ohio trust (collectively, the “Reporting Persons”), for the purpose of reporting acquisitions of Shares of the Company. Barry Amsdell and Robert Amsdell are brothers. Each is a 50% general partner of Amsdell and Amsdell. Robert Amsdell is a 50% shareholder, director and president of Amsdell Holdings, and Barry Amsdell is a 50% shareholder, director and vice president of Amsdell Holdings. There are no other officers, director or shareholders of Amsdell Holdings. The Trust was organized pursuant to the Real Estate Trust Agreement dated October 3, 1989 between Robert Amsdell and Barry Amsdell. Robert Amsdell is the sole trustee of the Trust.
     (b) The address of the Reporting Persons is 6755 Engle Road, Suite A, Middleburg Heights, Ohio 44130.
     (c) The principal occupation of each of Robert Amsdell and Barry Amsdell is investing in, owning and operating real estate. The real estate operating companies of Robert Amsdell and Barry Amsdell include Amsdell and Amsdell, Amsdell Construction, Inc. and Rising Tide Development LLC (“Rising Tide”). Each company is located at 6755 Engle Road, Suite A, Middleburg Heights, Ohio 44130. The principal business of Amsdell and Amsdell is investing in, owning and operating real estate. The principal business of each of Amsdell Holdings and the Trust is investing in real estate.
     (d) Negative with respect to the Reporting Persons.
     (e) Negative with respect to the Reporting Persons.
     (f) Barry Amsdell and Robert Amsdell are citizens of the United States of America. Amsdell and Amsdell, Amsdell Holdings and the Trust are organized under the laws of the State of Ohio.
Item 3. Source and Amount of Funds or Other Consideration.
     The Shares reported in Item 5(c) as having been acquired by Robert Amsdell were acquired for the aggregate purchase price of approximately $1,283,000 (excluding commissions) with Robert Amsdell’s personal funds. The Shares reported in Item 5(c) as having been acquired by Amsdell and Amsdell were acquired for the aggregate purchase price of approximately $30,595,000 (excluding commissions) with borrowed funds.
     On August 14, 2007, Amsdell and Amsdell entered into a loan for $20.0 million from the Robert J. Amsdell Family Irrevocable Trust dated June 4, 1998 (the “RJA Trust”). The loan is

CUSIP No. 91274F 10 4	Page 8 of 17

payable on demand and bears interest at the rate of LIBOR plus 165 basis points. The cognovit demand promissory note evidencing the loan is attached as Exhibit 7.1.
     On June 15, 2006, Amsdell and Amsdell entered into a loan for up to $6.5 million from the RJA Trust. The loan is payable on demand and currently bears interest at the rate of LIBOR plus 185 basis points. The cognovit demand promissory note evidencing the loan is attached as Exhibit 7.2.
     On June 15, 2006, Amsdell and Amsdell entered into a loan for up to $6.5 million from the Loretta Amsdell Family Irrevocable Trust dated June 4, 1998 (the “LA Trust”). The loan is payable on demand and currently bears interest at the rate of LIBOR plus 185 basis points. The cognovit demand promissory note evidencing the loan is attached as Exhibit 7.3.
Item 4. Purpose of Transaction.
     As disclosed in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on August 7, 2007, and in order to settle certain disputes that had arisen among the Company and various parties, the Company entered into a Settlement Agreement and Mutual Release, dated August 6, 2007 (the “Settlement Agreement”), by and among the Company, U-Store-It, L.P., the Company’s operating partnership (“USI”), USI Development, LLC, YSI Management LLC, U-Store-It Mini Warehouse Co., Dean Jernigan, President and Chief Executive Officer of the Company, Kathleen A. Weigand, Executive Vice President, General Counsel and Secretary of the Company, Rising Tide, Amsdell and Amsdell, Robert Amsdell, Barry Amsdell, Todd C. Amsdell and Kyle V. Amsdell.
     As a part of the Settlement Agreement, Robert Amsdell and Barry Amsdell agreed pursuant to the terms of a Standstill Agreement with the Company, dated August 6, 2007, that through June 30, 2008, unless approved in advance by the independent members of the Board of Trustees of the Company, neither they, nor any member of their family, nor any company or trust controlled by all or any one of them, will: (i) participate in any proxy solicitation or initiate any shareholder proposal; (ii) take any action to convene a meeting of shareholders; (iii) take any action, including making any public or private proposal or announcement, that could result in an extraordinary corporate transaction relating to the Company, including a tender or exchange offer for Company securities, a merger, business combination, sale of substantially all assets, liquidation or consolidation; (iv) form, join or in any way participate in a group for the purpose of taking any actions described in the foregoing; (v) advise, assist or encourage any other person in connection with any of the foregoing; or (vi) direct, advise or cause any of their family trusts to take any action restricted or prohibited under the Standstill Agreement. Notwithstanding the foregoing, in the event that an unrelated third party, without the consent of Robert Amsdell, Barry Amsdell or Robert Amsdell’s son, Todd Amsdell, initiates a tender offer, proxy contest, merger, consolidation, or other business combination with the Company, Robert Amsdell and Barry Amsdell have the same rights as any other shareholder of the Company, including the right to vote or tender their Shares and to provide the Company with a competing offer. The Standstill Agreement is attached as Exhibit 7.4.
     The Settlement Agreement, the Standstill Agreement and the other various agreements executed among the parties in connection with the Settlement Agreement are conditioned upon the closing of the acquisition of self-storage facilities from Rising Tide pursuant to a Purchase and Sale Agreement dated August 6, 2007 by and between Rising Tide and USI (the “Purchase

CUSIP No. 91274F 10 4	Page 9 of 17

Agreement”). Rising Tide is controlled by Robert Amsdell and Barry Amsdell. The Purchase Agreement provides for the purchase of 14 self-storage facilities by USI that currently are owned by Rising Tide, and have been managed and operated by the Company since its initial public offering in October 2004. The aggregate purchase price for the Rising Tide properties is $121.0 million.
          Robert Amsdell and Amsdell and Amsdell purchased the Shares for investment. Other than in connection with the Purchase Agreement, pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, none of the Reporting Persons currently have plans or proposals that relate to or would result in any of the following:
     (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;
     (ii) the sale or transfer of a material amount of assets of the Company;
     (iii) a change in the present board of directors or management of the Company;
     (iv) a material change in the present capitalization or dividend policy of the Company;
     (v) a material change in the business or corporate structure of the Company;
     (vi) a change to the declaration of trust, or bylaws of the Company, or an impediment to the acquisition of control of the Company, by any person;
     (vii) the delisting from the New York Stock Exchange of the Company’s Shares;
     (viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
     (ix) any action similar to any of those enumerated in (i) through (viii) above.
          Subject to the terms of the Standstill Agreement, each of the Reporting Persons reserves the right to modify its or his plans and proposals. Further, subject to the Standstill Agreement and applicable laws and regulations, the Reporting Persons may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above or in Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 57,686,826 Shares outstanding.
     Robert Amsdell beneficially owns 2,743,932 Shares and 1,326,936.5 partnership units of USI (the “Units”), which are redeemable for shares of the Company on a one-for-one basis, including 2,372,600 Shares and 187,249 Units owned by Amsdell and Amsdell, 337,756 Units owned by Amsdell Holdings and 604,510 Units owned by the Trust, or 6.9% of the outstanding Shares plus Units beneficially owned by Robert Amsdell. Barry Amsdell beneficially owns 2,523,404 Shares and 722,426.5 Units of USI,

CUSIP No. 91274F 10 4	Page 10 of 17

including 2,372,600 Shares and 187,249 Units owned by Amsdell and Amsdell and 337,756 Units owned by Amsdell Holdings, or 5.6% of the outstanding Shares plus Units beneficially owned by Barry Amsdell. Amsdell and Amsdell beneficially owns 2,372,600 Shares and 187,249 Units of USI, or 4.4% of the outstanding Shares plus Units beneficially owned by Amsdell and Amsdell. As 50% general partners of Amsdell and Amsdell, each of Barry Amsdell and Robert Amsdell may be deemed to beneficially own all Shares held by Amsdell and Amsdell. Amsdell Holdings owns 337,756 Units of USI, or approximately 0.58% of the outstanding Shares plus Units beneficially owned by Amsdell Holdings. As 50% shareholders of Amsdell Holdings, Robert Amsdell and Barry Amsdell may each be deemed to beneficially own all Shares owned by Amsdell Holdings. The Trust owns 604,510 Units of USI, or approximately 1.0% of the outstanding Shares plus Units beneficially owned by the Trust. As sole trustee of the Trust, Robert Amsdell may be deemed to beneficially own all Shares owned by the Trust.
     Robert Amsdell and Barry Amsdell determined to purchase the Shares reported in Item 5(c) as having been acquired by Amsdell and Amsdell. For all other purposes, the Reporting Persons disclaim that they are members of a group.
     (b) Robert Amsdell has sole power to vote, or to direct the voting of, and sole power to dispose or to direct the disposition of, the Shares and Units owned by him individually. Barry Amsdell has sole power to vote, or to direct the voting of, and sole power to dispose or to direct the disposition of, the Shares and Units owned by him individually. Barry Amsdell and Robert Amsdell, as 50% general partners of Amsdell and Amsdell, have shared power to vote, or to direct the voting of, and shared power to dispose or to direct the disposition of, the Shares and Units owned by Amsdell and Amsdell. Barry Amsdell and Robert Amsdell, as the sole directors of Amsdell Holdings, have shared power to vote, or to direct the voting of, and shared power to dispose or to direct the disposition of, the Units owned by Amsdell Holdings. As sole trustee of the Trust, Robert Amsdell has sole power to vote, or the direct the voting of, and sole power to dispose or to direct the disposition of, the Units owned by the Trust.
     (c) During the past 60 days, Robert Amsdell purchased 100,000 Shares and Amsdell and Amsdell purchased 2,239,100 Shares in open market transactions as set forth below:
Purchases by Amsdell and Amsdell:

		Approximate Per Share Price
		(Excluding Commissions)
Date	Number of Shares	($)
8/7/07	10,000	12.95
8/7/07	100	13.00
8/7/07	700	13.07
8/7/07	700	13.08
8/7/07	2,200	13.13
8/7/07	900	13.14
8/7/07	700	13.15
8/7/07	400	13.16

CUSIP No. 91274F 10 4	Page 11 of 17

		Approximate Per Share Price
		(Excluding Commissions)
Date	Number of Shares	($)
8/7/07	100	13.18
8/7/07	300	13.19
8/7/07	25,800	13.20
8/7/07	500	13.21
8/7/07	1,400	13.22
8/7/07	500	13.23
8/7/07	10,900	13.24
8/7/07	50,600	13.25
8/7/07	100	13.26
8/7/07	500	13.27
8/7/07	800	13.29
8/7/07	700	13.30
8/7/07	1,100	13.33
8/7/07	100	13.34
8/7/07	1,000	13.37
8/7/07	600	13.39
8/7/07	1,200	13.40
8/7/07	2,500	13.41
8/7/07	300	13.42
8/7/07	4,000	13.43
8/7/07	3,600	13.44
8/7/07	21,200	13.45
8/7/07	500	13.46
8/7/07	400	13.48
8/7/07	900	13.49
8/7/07	18,600	13.50
8/7/07	8,200	13.51
8/7/07	5,000	13.52
8/7/07	3,100	13.53
8/7/07	3,300	13.54
8/7/07	3,200	13.55
8/7/07	8,600	13.56
8/7/07	6,200	13.57
8/7/07	2,200	13.58
8/7/07	1,600	13.59
8/7/07	2,600	13.60
8/7/07	800	13.61
8/7/07	2,300	13.62
8/7/07	4,400	13.63
8/7/07	303,700	13.64
8/7/07	4,800	13.65
8/7/07	700	13.66
8/7/07	1,200	13.67
8/7/07	3,300	13.68
8/7/07	4,100	13.69
8/7/07	2,500	13.70

CUSIP No. 91274F 10 4	Page 12 of 17

		Approximate Per Share Price
		(Excluding Commissions)
Date	Number of Shares	($)
8/7/07	2,000	13.71
8/7/07	2,400	13.73
8/7/07	800	13.74
8/7/07	2,400	13.75
8/7/07	7,100	13.76
8/7/07	2,800	13.77
8/7/07	3,400	13.78
8/7/07	600	13.79
8/7/07	5,500	13.80
8/7/07	1,400	13.81
8/7/07	5,100	13.82
8/7/07	3,400	13.84
8/7/07	1,700	13.85
8/7/07	900	13.86
8/7/07	3,200	13.87
8/7/07	2,600	13.88
8/7/07	2,900	13.89
8/7/07	12,500	13.90
8/7/07	9,300	13.91
8/7/07	6,900	13.92
8/7/07	5,400	13.93
8/7/07	6,500	13.94
8/7/07	5,200	13.95
8/7/07	9,600	13.96
8/7/07	5,000	13.97
8/7/07	8,900	13.98
8/7/07	11,300	13.99
8/7/07	168,900	14.00
8/7/07	1,200	14.01
8/7/07	1,500	14.02
8/7/07	100	14.03
8/7/07	800	14.04
8/7/07	1,300	14.05
8/7/07	200	14.06
8/7/07	1,500	14.07
8/8/07	900	13.17
8/8/07	1,400	13.18
8/8/07	6,100	13.19
8/8/07	2,700	13.20
8/8/07	1,200	13.21
8/8/07	2,700	13.22
8/8/07	5,000	13.23
8/8/07	3,900	13.24
8/8/07	5,100	13.25
8/8/07	8,200	13.26
8/8/07	4,800	13.27

CUSIP No. 91274F 10 4	Page 13 of 17

		Approximate Per Share Price
		(Excluding Commissions)
Date	Number of Shares	($)
8/8/07	9,500	13.28
8/8/07	9,000	13.29
8/8/07	297,600	13.30
8/8/07	7,100	13.31
8/8/07	66,300	13.32
8/8/07	4,300	13.33
8/8/07	20,700	13.34
8/8/07	42,100	13.35
8/8/07	7,700	13.36
8/8/07	9,300	13.37
8/8/07	7,300	13.38
8/8/07	9,700	13.39
8/8/07	10,200	13.40
8/8/07	8,900	13.41
8/8/07	8,300	13.42
8/8/07	12,400	13.43
8/8/07	7,600	13.44
8/8/07	2,100	13.45
8/8/07	3,700	13.47
8/8/07	4,100	13.48
8/8/07	3,000	13.49
8/8/07	1,200	13.50
8/8/07	1,900	13.51
8/8/07	3,100	13.54
8/9/07	50,000	13.05
8/9/07	500	13.21
8/9/07	700	13.23
8/9/07	700	13.24
8/9/07	1,500	13.25
8/9/07	1,700	13.28
8/9/07	500	13.30
8/9/07	300	13.33
8/9/07	500	13.34
8/9/07	4,400	13.35
8/9/07	100	13.38
8/9/07	500	13.39
8/9/07	200	13.41
8/9/07	100	13.46
8/9/07	2,600	13.48
8/9/07	800	13.54
8/9/07	800	13.58
8/9/07	1,900	13.59
8/9/07	53,600	13.75
8/9/07	100	13.87
8/9/07	1,200	13.88
8/9/07	5,900	13.89

CUSIP No. 91274F 10 4	Page 14 of 17

		Approximate Per Share Price
		(Excluding Commissions)
Date	Number of Shares	($)
8/9/07	200	13.90
8/9/07	1,200	13.92
8/9/07	7,400	13.93
8/9/07	10,300	13.94
8/9/07	49,400	13.95
8/9/07	7,000	13.96
8/9/07	14,600	13.97
8/9/07	32,800	13.98
8/9/07	29,200	13.99
8/9/07	519,300	14.00
Purchases by Robert Amsdell:

		Approximate Per Share Price
		(Excluding Commissions)
Date	Number of Shares	($)
8/15/07	100	12.45
8/15/07	600	12.46
8/15/07	1,400	12.47
8/15/07	3,700	12.48
8/15/07	2,200	12.49
8/15/07	1,500	12.50
8/15/07	400	12.52
8/15/07	1,300	12.53
8/15/07	1,700	12.54
8/15/07	500	12.56
8/15/07	700	12.57
8/15/07	1,200	12.58
8/15/07	700	12.60
8/15/07	1,700	12.61
8/15/07	1,900	12.62
8/15/07	2,400	12.63
8/15/07	200	12.64
8/15/07	800	12.65
8/15/07	2,200	12.66
8/15/07	600	12.67
8/15/07	1,300	12.68
8/15/07	700	12.69
8/15/07	500	12.70
8/15/07	1,200	12.71
8/15/07	3,900	12.72
8/15/07	300	12.73
8/15/07	400	12.74
8/15/07	600	12.75
8/15/07	400	12.76
8/15/07	300	12.77

CUSIP No. 91274F 10 4	Page 15 of 17

		Approximate Per Share Price
		(Excluding Commissions)
Date	Number of Shares	($)
8/15/07	1,300	12.78
8/15/07	600	12.79
8/15/07	400	12.80
8/15/07	300	12.81
8/15/07	1,600	12.82
8/15/07	1,000	12.83
8/15/07	1,800	12.84
8/15/07	1,200	12.85
8/15/07	500	12.88
8/15/07	3,000	12.89
8/15/07	4,900	12.90
8/15/07	6,500	12.91
8/15/07	3,200	12.92
8/15/07	3,200	12.93
8/15/07	4,000	12.94
8/15/07	800	12.95
8/15/07	400	12.96
8/15/07	1,100	12.97
8/15/07	3,000	12.98
8/15/07	3,700	12.99
8/15/07	5,900	13.00
8/15/07	3,300	13.01
8/15/07	1,100	13.02
8/15/07	700	13.03
8/15/07	5,000	13.04
8/15/07	2,500	13.05
8/15/07	300	13.06
8/15/07	1,200	13.07
8/15/07	500	13.08
8/15/07	500	13.11
8/15/07	1,100	13.12
     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          On December 7, 2006, Amsdell and Amsdell borrowed $40.0 million from the Huntington National Bank (“Huntington”). Robert Amsdell and Barry Amsdell each pledged 16,226 shares of the Company to Huntington to secure payment of the loan. The number of pledged shares was subsequently increased to 55,179 by each of Robert Amsdell and Barry Amsdell. The Investment Property Security Agreements that govern the pledges are attached as Exhibits 7.5 and 7.6.
          On May 27, 2005, Robert Amsdell pledged 55,000 shares of the Company to Harris Trust and Savings Bank (“Harris”) to secure a $7.5 million loan by the bank to the RJA Trust (the “Harris/RJA Trust loan”). Additional funds were drawn and the loan balance was subsequently

CUSIP No. 91274F 10 4	Page 16 of 17

increased to $13.0 million. The Security Agreement re: Investment Account that governs the pledge is attached as Exhibit 7.7.
          On May 27, 2005, Barry Amsdell pledged 55,000 shares of the Company to Harris to secure a $7.5 million loan by the bank to the LA Trust (the “Harris/LA Trust loan”). Additional funds were drawn and the loan balance was subsequently increased to $13.0 million. The Security Agreement re: Investment Account that governs the pledge is attached as Exhibit 7.8.
          On August 14, 2007, Amsdell and Amsdell pledged an additional 1,015,000 shares of the Company to Harris to secure the Harris/RJA Trust and Harris/LA Trust loans.
Item 7. Material to be Filed as Exhibits.
     7.1 Cognovit Demand Promissory Note dated August 14, 2007 in favor of the Robert J. Amsdell Family Irrevocable Trust Dated June 4, 1998
     7.2 Cognovit Demand Promissory Note dated June 15, 2006 in favor of the Robert J. Amsdell Family Irrevocable Trust Dated June 4, 1998
     7.3 Demand Promissory Note dated June 15, 2006 in favor of the Loretta Amsdell Family Irrevocable Trust Dated June 4, 1998
     7.4 Standstill Agreement between Robert J. Amsdell, Barry L. Amsdell and U-Store-It Trust dated August 6, 2007
     7.5 Investment Property Security Agreement between Robert J. Amsdell and the Huntington National Bank
     7.6 Investment Property Security Agreement between Barry Amsdell and the Huntington National Bank
     7.7 Security Agreement Re: Investment Account between Robert J. Amsdell and Harris Trust Savings Bank
     7.8 Security Agreement Re: Investment Account between Barry Amsdell and Harris Trust Savings Bank
     7.9 Joint Filing Agreement

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 20, 2007

/s/ Robert J. Amsdell Robert J. Amsdell, Individually

/s/ Barry L. Amsdell Barry L. Amsdell, Individually

Amsdell & Amsdell

/s/ Robert J. Amsdell By: Robert J. Amsdell, a General Partner

Amsdell Holdings I, Inc.

/s/ Robert J. Amsdell By: Robert J. Amsdell, President

Amsdell Real Estate Trust
dtd. October 3, 1989

/s/ Robert J. Amsdell By: Robert J. Amsdell, Sole Trustee

EXHIBIT INDEX

Exhibit Number	Description

7.1	Cognovit Demand Promissory Note dated August 14, 2007 in favor of the Robert J. Amsdell Family Irrevocable Trust Dated June 4, 1998

7.2	Cognovit Demand Promissory Note dated June 15, 2006 in favor of the Robert J. Amsdell Family Irrevocable Trust Dated June 4, 1998

7.3	Demand Promissory Note dated June 15, 2006 in favor of the Loretta Amsdell Family Irrevocable Trust Dated June 4, 1998

7.4	Standstill Agreement between Robert J. Amsdell, Barry L. Amsdell and U-Store-It Trust dated August 6, 2007

7.5	Investment Property Security Agreement between Robert J. Amsdell and the Huntington National Bank

7.6	Investment Property Security Agreement between Barry Amsdell and the Huntington National Bank

7.7	Security Agreement Re: Investment Account between Robert J. Amsdell and Harris Trust Savings Bank

7.8	Security Agreement Re: Investment Account between Barry Amsdell and Harris Trust Savings Bank

7.9	Joint Filing Agreement